

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2011

Via Facsimile
Damian O'Hara, President
Northern Minerals, Inc.
167 Caulder Drive
Oakville, Ontario, Canada L6J 4T2

  Re: Northern Minerals, Inc.
    Item 4.01 Form 8-K
    Filed November 2, 2011
    File No. 333-144840

Dear Mr. O'Hara:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed November 2, 2011

1. Please revise your disclosure to explicitly state whether Malcolm L. Pollard, Inc. resigned, declined to stand of re-election or was dismissed on October 24, 2011. We refer you to the guidance at Item 304(a)(1)(i) of Regulation S-K.

2. We note that Malcolm L. Pollard issued a report on June 9, 2011 for the audit of your financial statements for the fiscal years ended March 31, 2011 and 2010. Please revise your disclosure to state whether the Malcolm L. Pollard's report on your financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. We refer you to the guidance at Item 304(a)(1)(ii) of Regulation S-K.

3.   Please revise your disclosure to state, during the two most recent fiscal years and the interim period preceding the engagement of Hamilton PC, whether you have consulted with Hamilton PC any matter as described in Item 304(a)(2) of Regulation S-K.

4.   We remind you to file an updated letter from Malcolm L. Pollard stating whether they agree with your revised Item 304 disclosures, or the extent to which the accountant does not agree. Refer to Item 304(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3335 with any questions.

Sincerely,

/s/ Suying Li

Suying Li
Staff Accountant